Mail Stop 3561

May 13, 2008

William J. Aliber
Chief Financial Officer
RHI Entertainment, Inc.
1325 Avenue of the Americas, 21st Floor
New York, New York 10019

> **Re:** **RHI Entertainment, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 2, 2008**
> **File No. 333-146098**

Dear Mr. Aliber:

We have reviewed your responses to the comments in our letter dated November 15, 2007 and have the following additional comments.

Use of Proceeds, page 33

1. We note your disclosure that a certain amount of the proceeds will be used to fund a distribution to KRH to repay its unsecured term loan facility. Given that this amount is being paid to the parent in connection with the offering and will be funded using the offering proceeds, we believe this payment is analogous to a dividend and should be given effect in a pro forma balance sheet presented alongside the Company's historical balance sheet as of the latest period presented. Also, the effect of this distribution on pro forma earnings per share for the latest fiscal year should also be disclosed on the face of the pro forma statement of operations. Refer to the guidance outlined in SAB Topic 1:B:3.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Statements of Operations, page 39

2. Please revise to include a boldface heading on the bottom of the pro forma statements of operations that discloses that KRH has an option to put shares back to the Company and refers to the Note 7 which provides details of how you will be impacted.

Other

3. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4. Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3813.

Regards,

Linda Cvrkel
Branch Chief

cc: Via Facsimile (212) 751-4864
        Raymond Y. Lin, Esquire
        Latham & Watkins LLP
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        New York, New York 10022